June 9, 2009

VIA EDGAR

Office of Registration and Reports

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

RE:	PENNANTPARK INVESTMENT CORPORATION

File No. 814-00743

Ladies and Gentlemen:

On behalf of PennantPark Investment Corporation (the “Corporation”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) are the following documents:

1.	A copy of the Fidelity Bond and any riders thereto for the Corporation and other joint insureds (attached as Exhibit A); and

2.	A certified copy of the resolutions approved at the May 5, 2009 Meeting of the Board of Directors of the Corporation in which a majority of the Directors who are not “interested persons” of the Corporation as defined by Section 2(a)(19) of the 1940 Act approved the amount, type, form and coverage of the Fidelity Bond, the portion of the premium paid by the Corporation and the Joint Fidelity Bond Agreement (attached as Exhibit B); and

3.	A copy of the Joint Fidelity Bond Agreement, by and among the Corporation and other joint insureds, pursuant to paragraph (f) of Rule 17g-1 (attached as Exhibit C).

If the Corporation had not been named as a co-insured under this Joint Fidelity Bond Agreement, the Corporation would have maintained a single-insured bond in the amount of at least $900,000 as required under paragraph (d) of the Rule. An initial premium of $20,200 was paid for the period May 31, 2009 through May 31, 2010.

Please contact me at (212) 905-1000 if you have any questions.

Sincerely,

/s/ Aviv Efrat
Aviv Efrat
Chief Financial Officer and Treasurer
PennantPark Investment Corporation

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Certificate of the Secretary

The undersigned, Thomas J. Friedmann, Secretary of PennantPark Investment Corporation, a Maryland Corporation, does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Corporation’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Corporation, and has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3.	Attached hereto as Exhibit B is a certified copy of the resolutions approved by a majority of the directors who are not “interested persons” of the Corporation, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period May 31, 2009 to May 31, 2010.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 9th day of May, 2009.

/s/ Thomas J. Friedmann
Thomas J. Friedmann
Secretary

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